PROACTIVE FINTECH LLC

FINANCIAL STATEMENTS

January 1, 2019 through June 30, 2021

(Unaudited)

PROACTIVE FINTECH LLC
Balance Sheet
As of June 30, 2019 through June 30, 2021

Assets

	Jun. 30, 2019	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2020	Jun. 30, 2021
Current Assets					
Cash	$ 156,191.38	$ 462,145.33	$ 1,075,409.79	$ 700,402.95	$ 82,081.10
Other Current Assets	10,000.00	10,000.00	0.00	0.00	0.00
Total Current Assets	166,191.38	472,145.33	1,075,409.79	700,402.95	82,081.10
Property and Equipment					
Furniture & Equipment	8,677.58	8,677.58	8,677.58	10,051.42	14,410.93
Less Accumulated Depreciation	(1,935.30)	(3,381.60)	(4,827.90)	(6,273.72)	(8,261.52)
Net Property and Equipment	6,742.28	5,295.98	3,849.68	3,777.70	6,149.41
Non Current Assets					
Long Term Investments	0.00	0.00	30,000.00	0.00	0.00
Deferred Expenses	647,300.17	909,021.71	1,297,415.73	1,831,169.59	1,966,205.69
Notes Receivable	192,011.87	230,229.99	361,779.90	691,842.80	545,188.16
Total Non Current Assets	839,312.04	1,139,251.70	1,689,195.63	2,523,012.39	2,511,393.85
Total Assets	$ 1,012,245.70	$ 1,616,693.01	$ 2,768,455.10	$ 3,227,193.04	$ 2,599,624.36

Liabilities and Partners' Equity

	Jun. 30, 2019	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2020	Jun. 30, 2021
Current Liabilities					
Accounts Payable	$ 0.00	$ 1,445.00	$ 0.00	$ 24,329.33	$ 3,543.53
Notes Payable	0.00	0.00	0.00	44,339.80	35,017.94
Current Portion of Long-Term Debt	38,251.20	38,251.20	38,251.20	38,251.20	38,251.20
Other Current Liabilities	15,262.47	18,072.75	23,030.41	39,360.82	14,666.59
Total Current Liabilities	53,513.67	57,768.95	61,281.61	146,281.15	91,479.26
Long-Term Liabilities					
Long-Term Debt	189,362.30	186,855.20	100,131.27	73,234.22	662,164.86
Deferred Revenue	3,174.39	35,425.64	171,931.02	225,719.40	242,536.14
Total Long-Term Liabilities	192,536.69	222,280.84	272,062.29	298,953.62	904,701.00
Total Liabilities	246,050.36	280,049.79	333,343.90	445,234.77	996,180.26
Partners' Equity					
Retained Earnings	(767,686.74)	(767,686.74)	(1,175,838.62)	(1,175,838.62)	(1,818,097.77)
Partner Equity	1,107,048.37	1,107,048.37	2,512,481.84	2,512,481.84	4,594,378.94
Capital Contributions	598,607.27	1,529,140.70	1,627,143.86	2,890,427.57	220,347.81
Capital Withdrawals	(6,230.77)	(123,707.23)	(188,783.73)	(808,530.47)	(125,581.79)
Net Income	(165,542.79)	(408,151.88)	(339,892.15)	(636,582.05)	(1,267,603.09)
Total Partners' Equity	766,195.34	1,336,643.22	2,435,111.20	2,781,958.27	1,603,444.10
Total Liabilities and Partners' Equity	$ 1,012,245.70	$ 1,616,693.01	$ 2,768,455.10	$ 3,227,193.04	$ 2,599,624.36

PROACTIVE FINTECH LLC
Income Statement
For the 6 Months Ended June 30, 2019 through June 30, 2021

	6 Months Ended Jun. 30, 2019	6 Months Ended Dec. 31, 2019	6 Months Ended Jun. 30, 2020	6 Months Ended Dec. 31, 2020	6 Months Ended Jun. 30, 2021
Sales					
Service Revenue	$ 0.00	$ 0.00	$ 0.00	$ 16,666.68	$ 98,588.46
Total Sales	0.00	0.00	0.00	16,666.68	98,588.46
Cost of Goods Sold					
Cost of Services	0.00	0.00	0.00	255.81	427,705.13
Total Cost of Goods Sold	0.00	0.00	0.00	255.81	427,705.13
Gross Profit	0.00	0.00	0.00	16,410.87	(329,116.67)
Operating Expenses					
Selling & Marketing	36,174.38	95,116.17	178,384.61	88,804.38	188,595.11
Research & Development	21,126.23	33,837.54	80,426.66	72,739.33	99,343.66
General & Administrative	109,451.22	116,741.31	137,858.47	159,684.35	657,501.55
Total Operating Expenses	166,751.83	245,695.02	396,669.74	321,228.06	945,440.32
Operating Income (Loss)	(166,751.83)	(245,695.02)	(396,669.74)	(304,817.19)	(1,274,556.99)
Other Income (Expenses)					
Interest Revenue	9.04	1,085.93	2,177.59	8,127.29	7,553.90
Sublease Revenue	1,200.00	2,000.00	2,400.00	0.00	0.00
Other Revenue	0.00	0.00	52,200.00	0.00	0.00
Total Other Income (Expenses)	1,209.04	3,085.93	56,777.59	8,127.29	7,553.90
Net Income (Loss) Before Taxes	(165,542.79)	(242,609.09)	(339,892.15)	(296,689.90)	(1,267,003.09)
Personal Property Taxes	0.00	0.00	0.00	0.00	600.00
Net Income (Loss)	$ (165,542.79)	$ (242,609.09)	$ (339,892.15)	$ (296,689.90)	$ (1,267,603.09)

PROACTIVE FINTECH LLC
Statement of Cash Flows
For the 6 Months Ended June 30, 2019 through June 30, 2021

	6 Months Ended Jun. 30, 2019	6 Months Ended Dec. 31, 2019	6 Months Ended Jun. 30, 2020	6 Months Ended Dec. 31, 2020	6 Months Ended Jun. 30, 2021
Cash Flows from Operating Activities					
Net Income (Loss)	$ (165,542.79)	$ (242,609.09)	$ (339,892.15)	$ (296,689.90)	$ (1,267,603.09)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and Amortization	1,446.30	1,446.30	1,446.30	1,445.82	1,987.80
Losses (Gains) on Sales of Fixed Assets	0.00	0.00	0.00	0.00	0.00
Decrease (Increase) in Operating Assets:					
Other	0.00	0.00	10,000.00	0.00	0.00
Increase (Decrease) in Operating Liabilities:					
Accounts Payable	0.00	1,445.00	(1,445.00)	24,329.33	(20,785.80)
Notes Payable	38,251.20	0.00	0.00	44,339.80	(9,321.86)
Other	5,961.20	2,810.28	4,957.66	16,330.41	(24,694.23)
Total Adjustments	45,658.70	5,701.58	14,958.96	86,445.36	(52,814.09)
Net Cash Provided By (Used In) Operating Activities	(119,884.09)	(236,907.51)	(324,933.19)	(210,244.54)	(1,320,417.18)
Cash Flows from Investing Activities					
Capital Expenditures	(436,964.98)	(299,939.66)	(549,943.93)	(835,190.60)	7,259.03
Net Cash Provided By (Used In) Investing Activities	(436,964.98)	(299,939.66)	(549,943.93)	(835,190.60)	7,259.03
Cash Flows from Financing Activities					
Notes Payable Borrowings	9,131.65	40,937.85	141,776.12	109,752.88	765,099.89
Notes Payable Repayments	(51,134.55)	(11,193.70)	(91,994.67)	(82,861.55)	(165,029.61)
Equity Withdrawals	(6,230.77)	(117,476.46)	(188,783.73)	(619,746.74)	(125,581.79)
Proceeds from Sale of Units	598,607.27	930,533.43	1,627,143.86	1,362,718.71	220,347.81
Net Cash Provided By (Used In) Financing Activities	550,373.60	842,801.12	1,488,141.58	769,863.30	694,836.30
Net Increase (Decrease) In Cash and Cash Equivalents	(6,475.47)	305,953.95	613,264.46	(275,571.84)	(618,321.85)
Beginning Cash and Cash Equivalents	162,666.85	156,191.38	462,145.33	1,075,409.79	700,402.95
Ending Cash and Cash Equivalents	$ 156,191.38	$ 462,145.33	$ 1,075,409.79	$ 700,402.95	$ 82,081.10

PROACTIVE FINTECH LLC
NOTES TO THE FINANCIAL STATEMENTS
January 1, 2019 through June 30, 2021

NOTE 1—GENERAL FINANCIAL STATEMENT DISCLOSURES

Limited Liability Company

ProActive Fintech LLC (the "Company") is a limited liability company organized in the state of Utah and does not have a finite life. The liability of its members is limited to the amount of their equity contributions to the Company.

Nature of Operations

The Company's products are financial budgeting, cash management apps and financial education courses, namely, Qube Money Basic, Qube Money Premium, Qube Money Family, and Qube Masters. The Company's principal market is lower-middle to upper-middle income individuals and families across the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are carried at cost. Furniture and equipment is depreciated on a straight-line basis with an estimated useful life of 3-5 years. Capitalized development costs are amortized and allocated to cost of goods sold on a straight-line basis over 5 years which is management's estimate of its useful life.

Depreciation

Depreciation for major classes of depreciable assets is computed on a straight-line basis.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to the following;

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Depreciation Expense	$ 1,446.30	$ 1,446.30	$ 1,446.30	$ 1,445.82	$ 1,695.26

Amortization

Amortization for major classes of amortizable assets is computed on a straight-line basis. The Company has been developing, and continues to develop, multiple products. Upon obtaining technological feasibility, the Company capitalizes development costs. Once the product is available for sale, amortization begins for related capitalized development costs over the expected useful life, which, by management's estimate, is 5 years. Qube Money Basic was launched in January of 2021 at which time related development cost amortization began.

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Amortization Expense	$ -	$ -	$ -	$ -	$ 151,760.88

Contract Costs

The Company has elected to apply the practical expedient provided by FASB ASC 340-40-25-4 and recognize the incremental costs of obtaining contracts as an expense when incurred, as the amortization period of the assets that would have otherwise been recognized is one year or less. The Company records these costs in selling, general, and administrative expenses.

Notes Receivable

Notes receivable are reported at fair value for increased accuracy. The notes are discounted with an imputed interest rate of 10% as determined by management. Unearned discounts on installment loans are recognized as interest revenue over the term of the notes, using the interest method. Management estimates that no provision for loan losses is necessary. Costs for securing notes receivable are so minimal that, rather than capitalizing and amortizing them over the term of the note, they are expensed as incurred. All items eligible for fair value reporting are reported at fair value. For more information, see table in Note 13. See also Note 2.

Product Warranties

During 2019 and through June 30, 2021, the Company sold Lifetime memberships to Qube Money - Premium and Qube Money - Family which net sales totaled $143,453.87. No warranties are sold with the product, either separately or combined, except the general product's working condition and customer's access to the online software programs. Management estimates the average lifespan of Lifetime customer product usage to be 5 years and estimates the annual warranty cost to maintain the software to be $294,729, or a total of $1,473,646 over the 5 year estimated warranty term. Economies of scale are expected to significantly reduce the cost per customer going forward. No other warranty performance requirements exist outside of software maintenance. The terms of the warranty for Lifetime users do not have an ending date for customer's access to the product. The maximum potential future costs of warranty compliance is limited to the cost of refunding all Lifetime customers as warranty liabilities are limited to corresponding revenue.

Intangible Assets

In developing assumptions about the renewal or extension used to determine the useful life of intangible assets, the Company first considers its own historical experience in renewing or extending similar arrangements. These assumptions are adjusted for entity-specific factors. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors.

Costs incurred to renew or extend the term of a recognized intangible asset are expensed as incurred in accordance with ASC 985-20-25-6.

Advertising Expenses

Advertising expenses consist of media, production, and other costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement.

Total advertising costs are as follows;

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Advertising Expense	$ 32,943.60	$ 36,369.81	$ 153,740.16	$ 65,885.72	$ 94,801.04

NOTE 2—RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its officers, directors, unitholders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms as those prevailing at the time of comparable transactions with other persons (except for the lack of an interest charge which is discounted with an imputed interest rate of 10%) and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company. For detailed information regarding related party transactions, see Note 1 - Notes Receivable and Note 13 - Noncash Transactions.

NOTE 3—COMPENSATED ABSENCES

As of June 30, 2021, employees of the Company were not entitled to paid vacation, paid sick days, and personal days off. However, beginning July 1, 2021 depending on job classification, length of service, and other factors, employees will begin to accrue paid vacation, paid sick days, and personal days off. It is impracticable to estimate the amount of compensation for future absences; therefore, no liability will be recorded in the financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 4—CONCENTRATIONS OF CREDIT RISK

At times the Company maintains cash balances in excess of the Federal Deposit Insurance of $250,000. The Company's uninsured cash balances were as follows;

	6/30/19	12/31/19	6/30/20	12/31/20	6/30/21
Uninsured Cash Balance	$ -	$ 212,144.21	$ 751,494.08	$ 425,568.26	$ -

NOTE 5—PROPERTY TAXES

Utah County Personal Property Tax accruals in the accompanying financial statements are based on management's estimate, which may vary from actual amounts.

NOTE 6—LONG-TERM LIABILITIES

Long-term liabilities are as shown in the following table. Some loans are reported at fair value for increased accuracy. The convertible notes are simple interest with 5 year terms;

	6/30/2019	12/31/2019	6/30/2020	12/31/2020	6/30/2021
Proactive Development EC 1 - APR 0%	$ 2,016.35	$ 2,016.35			
Proactive Development RC 2 - APR 18.99%	$ 41,839.90	$ 45,966.34			
Discover Development - APR 18.99%	$ 22,402.63	$ 24,612.08			
Prosper Development - APR 11.25%	$ 7,191.00	$ 5,257.94			
Loan - Rajiv - Unsecured- APR 6%	$ 47,778.98	$ 50,129.69	$ 51,652.51		
Lease Liability (fair value)	$ 106,384.64	$ 97,124.00	$ 86,729.96	$ 75,520.93	$ 61,655.33
Unearned Revenue	$ 3,174.39				
Convertible Notes (fair value) - APR 8%				$ 35,964.49	$ 444,250.00
Convertible Notes (fair value) - APR 10%					$ 194,510.73
Total	$ 230,787.89	$ 225,106.40	$ 138,382.47	$ 111,485.42	$ 700,416.06

During 2020 and 2021, the Company issued convertible notes with fixed, simple interest rates, and maturity dates as shown in the table below. The notes and interest are payable at the end of the term. The notes do not contain embedded prepayment features other than the conversion price. These notes are recorded on the balance sheet at their present value (rather than face value) after imputing a market rate of 10%. The difference between the present value and the face value has been added to each creditor's corresponding equity account (equity component) on the balance sheet and is being amortized as interest expense on the income statement over the term of the note - 5 years. As discussed in further detail in the following note, these convertible notes have an incentive discount unit conversion rate of 15%. This discount has also been credited to each creditor's corresponding equity account and debited to a contra-liability account and is being amortized on a straight-line basis as interest expense over the term of the note.

Origination Date	Term	Maturity Date	Principal Amount	Nominal Interest Rate	Effective Interest Rate	Carrying Amount of Equity Component 12/31/20	Unamortized Discount 12/31/20	Net Carrying Amount 12/31/2020	TYD Interest per Nominal Rate 12/31/20	YTD Interest per Effective Rate 12/31/20	Full Term Interest	Due at Maturity
Dec, 2020	5 Years	Nov, 2025	50,000.00	8%	10%	14,035.51	14,035.51	35,964.49	-	-	20,000.00	70,000.00
			50,000.00			14,035.51	14,035.51	35,964.49	-	-	20,000.00	70,000.00

Origination Date	Term	Maturity Date	Principal Amount	Nominal Interest Rate	Effective Interest Rate	Carrying Amount of Equity Component 06/2021	Unamortized Discount 06/2021	Net Carrying Amount 06/2021	YTD Interest per Nominal Rate 06/2021	YTD Interest per Effective Rate 06/2021	Full Term Interest	Maturity Balance
Dec, 2020	5 Years	Nov, 2025	50,000.00	8%	10%	14,035.51	11,075.56	38,924.44	2,000.00	2,209.95	20,000.00	70,000.00
Feb, 2021	5 Years	Jan, 2026	100,000.00	8%	10%	28,071.01	24,148.83	75,851.17	2,666.67	2,922.18	40,000.00	140,000.00
Feb, 2021	5 Years	Jan, 2026	50,000.00	8%	10%	14,035.51	12,074.42	37,925.58	1,333.33	1,461.09	20,000.00	70,000.00
Feb, 2021	5 Years	Jan, 2026	75,000.00	8%	10%	21,053.26	18,111.64	56,888.36	2,000.00	2,191.62	30,000.00	105,000.00
Feb, 2021	5 Years	Feb, 2026	150,000.00	8%	10%	42,106.52	36,223.25	113,776.75	4,000.00	4,383.27	60,000.00	210,000.00
Mar, 2021	5 Years	Feb, 2026	100,000.00	10%	10%	15,000.00	11,739.27	88,260.73	2,500.00	2,510.73	50,000.00	150,000.00
Apr, 2021	5 Years	Mar, 2026	50,000.00	8%	10%	14,035.51	13,061.00	36,939.00	666.67	724.51	20,000.00	70,000.00
May, 2021	5 Years	Apr, 2026	15,000.00	8%	10%	4,210.65	3,955.80	11,044.20	100.00	109.12	6,000.00	21,000.00
May, 2021	5 Years	Apr, 2026	100,000.00	8%	10%	28,071.81	27,099.50	72,900.50	666.67	721.51	40,000.00	140,000.00
Jun, 2021	5 Years	May, 2026	125,000.00	10%	10%	18,750.00	18,750.00	106,250.00	-	-	62,500.00	187,500.00
			815,000.00			199,369.78	176,239.27	638,760.73	15,933.33	17,233.98	348,500.00	1,163,500.00

Liability maturities for the 5 years following 2021, are as follows:

2022	$ 36,000.00
2023	$ 27,000.00
2024	$ -
2025	$ 105,000.00
2026	$ 1,092,102.60
Thereafter	$ -
Total	$ 1,260,102.60

NOTE 7—OPERATING LEASE

The Company entered into a 3 year lease contract from September 15, 2018 through September 14, 2021 with an option to renew for 24 months. To account for this operating lease, the Company has elected early adoption of ASU's 2016-02, 2018-01, 2018-10, and 2018-11 which reports a Lease Right-of-use (ROU) asset and a corresponding Lease Liability on the balance sheet at the present value of the sum of minimum rental payments. Lease terms include $625 of common area maintenance (CAM) fees which are expenses as incurred. Since the lessor discount rate is not determined, the Company used the incremental borrowing rate of 10% to discount future cash flows to fair value and used the interest rate method to amortize the cost over the lease term. The Company elects to use the practical expedient, using hindsight to determine the lease term of 5 years. The Company's office space is 2,500 square feet which is charged the following rates for years 1-5: $14.40, $14.84, $15.28, $15.75, and $16.22, respectively. Gross sublease revenue was as follows;

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Gross Sublease Revenue	$ 1,200.00	$ 2,000.00	$ 2,400.00	$ -	$ -

The following report is an amortization table for lease expenses. Actual 2020 lease payments were lower by $366.68 compared to the below table of scheduled payments.

PROACTIVE FINTECH LLC
NOTES TO THE FINANCIAL STATEMENTS
January 1, 2019 through June 30, 2021

	Date	Lease	CAM	Cash Pmt	Lease Expense	Payment NPV per Period	ROU Lease Asset Amortization	ROU Lease Asset Balance	Lease Liability Increase	Lease Liability Decrease	Net Lease Liability	Short Term Net Liability	Long Term Net Liability
0								$ 120,834.05	$ 120,834.05		$ 120,834.05		
1	Sep 2018	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,375.00	$ 1,579.39	$ 119,254.65	$ 983.21	$ (2,375.00)	$ 119,442.26	$ 17,722.95	$ 101,719.30
2	Oct 2018	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,355.45	$ 1,590.95	$ 117,663.70	$ 971.66	$ (2,375.00)	$ 118,038.91	$ 17,962.48	$ 100,076.43
3	Nov 2018	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,336.06	$ 1,602.59	$ 116,061.11	$ 960.01	$ (2,375.00)	$ 116,623.92	$ 18,203.99	$ 98,419.93
4	Dec 2018	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,316.83	$ 1,614.34	$ 114,446.77	$ 948.27	$ (2,375.00)	$ 115,197.19	$ 18,447.52	$ 96,749.67
5	Jan 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,297.76	$ 1,626.18	$ 112,820.59	$ 936.42	$ (2,375.00)	$ 113,758.61	$ 18,693.06	$ 95,065.56
6	Feb 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,278.84	$ 1,638.12	$ 111,182.47	$ 924.48	$ (2,375.00)	$ 112,308.10	$ 18,940.64	$ 93,367.46
7	Mar 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,260.09	$ 1,650.16	$ 109,532.31	$ 912.44	$ (2,375.00)	$ 110,845.54	$ 19,190.27	$ 91,655.27
8	Apr 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,241.48	$ 1,662.30	$ 107,870.01	$ 900.31	$ (2,375.00)	$ 109,370.85	$ 19,441.98	$ 89,928.87
9	May 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,223.03	$ 1,674.54	$ 106,195.47	$ 888.07	$ (2,375.00)	$ 107,883.91	$ 19,695.77	$ 88,188.14
10	Jun 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,204.73	$ 1,686.88	$ 104,508.59	$ 875.72	$ (2,375.00)	$ 106,384.64	$ 19,951.68	$ 86,432.96
11	Jul 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,186.58	$ 1,699.32	$ 102,809.27	$ 863.28	$ (2,375.00)	$ 104,872.92	$ 20,209.70	$ 84,663.21
12	Aug 2019	$ 2,375.00	$ 625.00	$ 3,000.00	$ 3,187.60	$ 2,168.58	$ 1,711.87	$ 101,097.39	$ 850.73	$ (2,375.00)	$ 103,348.65	$ 20,469.87	$ 82,878.78
13	Sep 2019	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,233.74	$ 1,725.28	$ 99,372.11	$ 837.32	$ (2,466.67)	$ 101,719.30	$ 20,734.30	$ 80,985.00
14	Oct 2019	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,215.36	$ 1,738.81	$ 97,633.30	$ 823.80	$ (2,466.67)	$ 100,076.43	$ 21,000.93	$ 79,075.51
15	Nov 2019	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,197.12	$ 1,752.44	$ 95,880.86	$ 810.16	$ (2,466.67)	$ 98,419.93	$ 21,269.77	$ 77,150.16
16	Dec 2019	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,179.03	$ 1,766.19	$ 94,114.66	$ 796.41	$ (2,466.67)	$ 96,749.67	$ 21,540.84	$ 75,208.84
17	Jan 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,161.10	$ 1,780.06	$ 92,334.61	$ 782.55	$ (2,466.67)	$ 95,065.56	$ 21,814.16	$ 73,251.40
18	Feb 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,143.31	$ 1,794.03	$ 90,540.57	$ 768.57	$ (2,466.67)	$ 93,367.46	$ 22,089.75	$ 71,277.71
19	Mar 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,125.66	$ 1,808.13	$ 88,732.45	$ 754.48	$ (2,466.67)	$ 91,655.27	$ 22,367.62	$ 69,287.65
20	Apr 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,108.17	$ 1,822.34	$ 86,910.11	$ 740.27	$ (2,466.67)	$ 89,928.87	$ 22,647.81	$ 67,281.06
21	May 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,090.81	$ 1,836.67	$ 85,073.44	$ 725.94	$ (2,466.67)	$ 88,188.14	$ 22,930.32	$ 65,257.82
22	Jun 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,073.60	$ 1,851.12	$ 83,222.32	$ 711.49	$ (2,466.67)	$ 86,432.96	$ 23,215.17	$ 63,217.79
23	Jul 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,056.53	$ 1,865.68	$ 81,356.64	$ 696.92	$ (2,466.67)	$ 84,663.21	$ 23,502.39	$ 61,160.83
24	Aug 2020	$ 2,466.67	$ 625.00	$ 3,091.67	$ 3,187.60	$ 2,039.60	$ 1,880.37	$ 79,476.26	$ 682.23	$ (2,466.67)	$ 82,878.78	$ 23,791.99	$ 59,086.79
25	Sep 2020	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,099.70	$ 1,895.96	$ 77,580.30	$ 666.64	$ (2,560.42)	$ 80,985.00	$ 24,086.09	$ 56,898.92
26	Oct 2020	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,082.41	$ 1,911.68	$ 75,668.62	$ 650.92	$ (2,560.42)	$ 79,075.51	$ 24,382.63	$ 54,692.88
27	Nov 2020	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,065.27	$ 1,927.53	$ 73,741.09	$ 635.08	$ (2,560.42)	$ 77,150.16	$ 24,681.63	$ 52,468.53
28	Dec 2020	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,048.27	$ 1,943.51	$ 71,797.58	$ 619.09	$ (2,560.42)	$ 75,208.84	$ 24,983.11	$ 50,225.73
29	Jan 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,031.41	$ 1,959.62	$ 69,837.96	$ 602.98	$ (2,560.42)	$ 73,251.40	$ 25,287.10	$ 47,964.30
30	Feb 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 2,014.69	$ 1,975.87	$ 67,862.09	$ 586.74	$ (2,560.42)	$ 71,277.71	$ 25,593.60	$ 45,684.11
31	Mar 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,998.10	$ 1,992.25	$ 65,869.84	$ 570.35	$ (2,560.42)	$ 69,287.65	$ 25,902.66	$ 43,384.99
32	Apr 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,981.66	$ 2,008.77	$ 63,861.07	$ 553.84	$ (2,560.42)	$ 67,281.06	$ 26,214.27	$ 41,066.79
33	May 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,965.34	$ 2,025.42	$ 61,835.64	$ 537.18	$ (2,560.42)	$ 65,257.82	$ 26,528.48	$ 38,729.35
34	Jun 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,949.17	$ 2,042.22	$ 59,793.43	$ 520.39	$ (2,560.42)	$ 63,217.79	$ 26,845.29	$ 36,372.50
35	Jul 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,933.12	$ 2,059.15	$ 57,734.28	$ 503.46	$ (2,560.42)	$ 61,160.83	$ 27,164.73	$ 33,996.10
36	Aug 2021	$ 2,560.42	$ 625.00	$ 3,185.42	$ 3,187.60	$ 1,917.21	$ 2,076.22	$ 55,658.06	$ 486.38	$ (2,560.42)	$ 59,086.79	$ 27,486.82	$ 31,599.97
37	Sep 2021	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,972.59	$ 2,094.23	$ 53,563.83	$ 468.37	$ (2,656.25)	$ 56,898.92	$ 27,814.22	$ 29,084.70
38	Oct 2021	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,956.35	$ 2,112.39	$ 51,451.44	$ 450.21	$ (2,656.25)	$ 54,692.88	$ 28,144.33	$ 26,548.55
39	Nov 2021	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,940.25	$ 2,130.70	$ 49,320.73	$ 431.90	$ (2,656.25)	$ 52,468.53	$ 28,477.18	$ 23,991.35
40	Dec 2021	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,924.28	$ 2,149.16	$ 47,171.57	$ 413.44	$ (2,656.25)	$ 50,225.73	$ 28,812.80	$ 21,412.93
41	Jan 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,908.44	$ 2,167.78	$ 45,003.79	$ 394.83	$ (2,656.25)	$ 47,964.30	$ 29,151.20	$ 18,813.10
42	Feb 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,892.73	$ 2,186.55	$ 42,817.25	$ 376.06	$ (2,656.25)	$ 45,684.11	$ 29,492.41	$ 16,191.70
43	Mar 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,877.15	$ 2,205.47	$ 40,611.77	$ 357.13	$ (2,656.25)	$ 43,384.99	$ 29,836.45	$ 13,548.54
44	Apr 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,861.70	$ 2,224.56	$ 38,387.22	$ 338.05	$ (2,656.25)	$ 41,066.79	$ 30,183.35	$ 10,883.44
45	May 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,846.37	$ 2,243.80	$ 36,143.42	$ 318.81	$ (2,656.25)	$ 38,729.35	$ 30,533.12	$ 8,196.22
46	Jun 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,831.17	$ 2,263.20	$ 33,880.22	$ 299.41	$ (2,656.25)	$ 36,372.50	$ 30,885.80	$ 5,486.70
47	Jul 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,816.10	$ 2,282.76	$ 31,597.46	$ 279.84	$ (2,656.25)	$ 33,996.10	$ 31,241.41	$ 2,754.69
48	Aug 2022	$ 2,656.25	$ 625.00	$ 3,281.25	$ 3,187.60	$ 1,801.15	$ 2,302.48	$ 29,294.98	$ 260.12	$ (2,656.25)	$ 31,599.97	$ 31,599.97	$ 0.00
49	Sep 2022	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,852.52	$ 2,323.19	$ 26,971.79	$ 239.42	$ (2,754.69)	$ 29,084.70	$ 29,084.70	$ 0.00
50	Oct 2022	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,837.27	$ 2,344.07	$ 24,627.72	$ 218.54	$ (2,754.69)	$ 26,548.55	$ 26,548.55	$ 0.00
51	Nov 2022	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,822.15	$ 2,365.12	$ 22,262.61	$ 197.49	$ (2,754.69)	$ 23,991.35	$ 23,991.35	$ 0.00
52	Dec 2022	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,807.15	$ 2,386.34	$ 19,876.27	$ 176.26	$ (2,754.69)	$ 21,412.93	$ 21,412.93	$ 0.00
53	Jan 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,792.27	$ 2,407.74	$ 17,468.52	$ 154.86	$ (2,754.69)	$ 18,813.10	$ 18,813.10	$ 0.00
54	Feb 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,777.52	$ 2,429.32	$ 15,039.20	$ 133.28	$ (2,754.69)	$ 16,191.70	$ 16,191.70	$ 0.00
55	Mar 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,762.89	$ 2,451.08	$ 12,588.13	$ 111.53	$ (2,754.69)	$ 13,548.54	$ 13,548.54	$ 0.00
56	Apr 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,748.38	$ 2,473.02	$ 10,115.11	$ 89.59	$ (2,754.69)	$ 10,883.44	$ 10,883.44	$ 0.00
57	May 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,733.99	$ 2,495.14	$ 7,619.97	$ 67.47	$ (2,754.69)	$ 8,196.22	$ 8,196.22	$ 0.00
58	Jun 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,719.71	$ 2,517.44	$ 5,102.53	$ 45.16	$ (2,754.69)	$ 5,486.70	$ 5,486.70	$ 0.00
59	Jul 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,705.56	$ 2,539.93	$ 2,562.60	$ 22.68	$ (2,754.69)	$ 2,754.69	$ 2,754.69	$ 0.00
60	Aug 2023	$ 2,754.69	$ 625.00	$ 3,379.69	$ 3,187.60	$ 1,691.52	$ 2,562.60	$ 0.00	$ 0.00	$ (2,754.69)	$ 0.00	0	$ 0.00
		$ 153,756.29	$ 37,500.00	$ 191,256.29	$ 191,256.29	$ 120,834.05	$ 120,834.05		$ 32,922.24	$ (153,756.29)		$ (153,756.29)	$ 153,756.29

NOTE 8—CONVERTIBLE NOTES

Convertible Notes are convertible subject to the following terms;

Terms of Conversion: Convertible notes are automatically convertible, pursuant to its terms, into units of the Company issued in a Next Equity Financing. The number of units of Conversion Securities shall be equal to the quotient obtained by dividing the Conversion Amount on the date of conversion by a conversion price equal to the lower of (i) 85% of the price per unit (the “Discount Price”) of the Equity Securities sold to the investors in the Next Equity Financing (the “Next Equity Purchase Price”) and (ii) the Maximum Conversion Price (such lower conversion price, the “Conversion Price”). The “Maximum Conversion Price” shall mean the quotient of $400,000,000 *divided by* the Fully-Diluted Capitalization. The “Fully-Diluted Capitalization” shall mean, as of a particular time, a number of units of the Company equal to the sum of (1) the total number of units then issued and outstanding, (2) the number of units directly or indirectly then issuable upon the conversion of then outstanding options (whether vested or unvested), warrants (whether vested or unvested), and any other equity securities or debt securities, or other rights or other instruments that by their terms are directly or indirectly convertible into or exercisable for units of the Company; and (iii) the number of units reserved for future issuance under the Company’s equity incentive plan, and/or any equity incentive or similar plan to be created or increased in connection with the Next Equity Financing. The Conversion Securities shall have the identical rights, privileges, preferences and restrictions as the preferred units issued in the Next Equity Financing, and otherwise on the same terms and conditions. The issuance of such units upon such conversion shall be upon the terms and subject to the conditions applicable to the Next Equity Financing and the Company’s governing documents, as determined by the Company and its investors in their sole discretion.

NOTE 9—EQUITY

COMMON UNITS

All units have equal voting rights as there is only one class of equity, called common units. Common units outstanding are as follows;

	6/30/2019	12/31/2019	6/30/2020	12/31/2020	6/30/2021
Common Units Outstanding	50,957	36,820	16,636	8,071	7,050

STATEMENT OF PARTNERS' EQUITY

	6 Months Ended 6/30/2019 Common Units		6 Months Ended 12/31/2019 Common Units		6 Months Ended 6/30/2020 Common Units		6 Months Ended 12/31/2020 Common Units		6 Months Ended 6/30/2021 Common Units	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Retained Earnings Beginning Balance		$ (767,686.74)		$ (767,686.74)		$ (1,175,838.62)		$ (1,175,838.62)		$ (1,818,097.77)
Equity Beginning Balance	186,666	$ 1,107,048.37	186,666	$ 1,107,048.37	205,359	$ 2,512,481.84	902,177	$ 2,512,481.84	960,645	$ 4,594,378.94
Equity Contributions	4,556	$ 598,607.27	18,693	$ 1,529,140.70	20,184	$ 1,627,143.86	58,468	$ 2,876,392.06	1,021	$ 35,013.54
Equity Withdrawals		$ (6,230.77)		$ (123,707.23)		$ (188,783.73)		$ (808,530.47)		$ (125,581.79)
Equity - Convertible Notes		$ -		$ -		$ -		$ 14,035.51		$ 185,334.27
Net Income		$ (165,542.79)		$ (408,151.88)		$ (339,892.15)		$ (636,582.05)		$ (1,267,603.09)
Equity Ending Balance	191,222	$ 766,195.34	205,359	$ 1,336,643.22	225,543	$ 2,435,111.20	960,645	$ 2,781,958.27	961,666	$ 1,603,444.10

NOTE 10—STOCK SPLIT

In August of 2020, the Company effected a 4 for 1 Common Unit split. To affect the split, the Company's authorized Common Units were increased from 242,179 to 968,716 shares.

NOTE 11—CONTRACTS WITH CUSTOMERS AND REVENUE RECOGNITION

With the exception described in the following paragraph, contracts with customers are either on a monthly or annual basis. No sales are made on account and all are collected at the beginning of the term, whether monthly or annual. Prepaid annual sales are accrued and amortized on a straight-line basis over the course of the year.

During 2019 and 2020 the Company sold lifetime memberships to customers. Customers have 30 days to cancel membership for a full refund. After 30 days, no refund is available. Management anticipates that the average lifetime customer will last 5 years over which period of time such revenue will be amortized. No consideration is excluded from contracts with customers. No measurement of estimated refunds are necessary as any refund due is determined within the first 30 days of the contract.

During 2020, the Company entered into a contract with Visa and received $100,000 as an upfront incentive payment which is earned as transactions are processed through Visa. If, after 3 years, cumulative Visa payments volume does not equal or exceed 525,000,000, the Company will owe Visa a refund according to the following formula: ($525,000,000 – Cumulative Visa Payment Volume)/525,000,000. Income is recognized on a percentage ratio of Visa payment volume to

$525,000,000. Or, the Company earns $0.00019 per Visa dollar processed. This revenue is reported as Incentive Revenue on the income statement. This contract also allots $50,000 per year an incentive revenue for up to 5 years which revenue is amortized evenly over 12 months. This is reported as Incentive Revenue on the income statement. Unearned incentive revenue is reported on the balance sheet as "Unearned Revenue – Visa Incentive" which is reduced as revenues are earned.

Visa contract performance obligations are as follows;

> "Core requirements. The Client shall comply with the below requirements:
>
> Branding Requirements. Subject to Sch. A, 10 (Portfolio acquisitions), the Client shall satisfy the branding requirements specified below (the "Branding Requirements").
>
> Visa and Interlink enablement. All Debit Products marketed or administered by the Client and/or bearing Client Marks in the Territory during the Term will allow for transaction processing over Networks 2, 3 and 4 throughout the Term plus the life of the account.
>
> PLUS exclusivity. Network 4 shall be the only Payment Network available for ATM processing on any Debit Product marketed or administered by the Client and/or bearing Client Marks in the Territory during the Term throughout the Term plus the life of the account.
>
> ReadyLink enablement. All reloadable Debit Products marketed or administered by the Client and/or bearing Client Marks in the Territory during the Term shall participate in Visa ReadyLink for purposes of retail-based reloads throughout the Term plus the life of the account.
>
> Volume Requirement. Commencing with Year 2, the Client shall maintain Visa Payment Volume in each Year equal to or greater than 90% of the highest Visa Payment Volume achieved in any prior Year as annually determined as of the end of such Year (the requirement set forth in this paragraph, the "Volume Requirement").
>
> Marketing requirements.
>
> Program marketing. The Client shall actively market its Visa Products throughout the Term, working with Visa and the Program Issuer to introduce programs designed to stimulate acquisition, usage, activation and retention of the Client's Visa Products. Following the execution of any such programs, the Client shall provide reasonable information to Visa for Visa to determine the success of any initiatives that are implemented in connection with the Agreement.

Marketing standards. If the Client uses any Incentives for marketing activities, the Client agrees that: (i) such activities shall comply with Visa's brand standards and applicable law, and (ii) any marketing materials shall feature a Visa Mark and not feature any non-Visa Payment Network's Mark or branding."

Performance obligations for monthly and annual account fee revenue is executed at the time of sale upon delivery of online access to the product. Payment is made at the time of sale and delivery of the product. Customers have 30 days to cancel after which time no refund is due.

NOTE 12—INTEREST EXPENSE

Interest expense is capitalized based on the ratio of capitalized development to operating expenses and is summarized in the following able;

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Interest (net of amounts capitalized)	$ 4,695.94	$ 5,947.11	$ 3,519.40	$ 590.19	$ 21,018.77
Interest Capitalized	$ 4,695.94	$ 5,947.09	$ 3,519.41	$ 590.18	$ 5,254.69

NOTE 13—CASH FLOW

<u>Noncash Transactions</u>

During 2019 and 2020 the Company issued notes receivable to investors whose repayment is to be in the form of employee or contractor services over the course of 4 years. Notes receivable beginning balances, notes issued, non-cash payments, and ending balances are as follows;

	6/30/19	12/31/19	6/30/20	12/31/20	6/30/21
Notes Receivable Beginning Balance		$ 106,020.00	$ 141,395.49	$ 346,020.97	$ 774,848.30
Notes Issued	$ 106,020.00	$ 35,375.49	$ 231,130.48	$ 450,923.76	
Non-cash Repayments			$ (26,505.00)	$ (22,096.43)	$ (159,686.35)
Ending Balance	$ 106,020.00	$ 141,395.49	$ 346,020.97	$ 774,848.30	$ 615,161.95

The calculation of the note receivable discount and corresponding amortization are portrayed below;

Imputed Interest Rate	10%				
Note Term in Years	Payment	Payment	Payment	Payment	Payment
1	$ 26,505.00	$ 8,843.87	$ 57,782.62	$ 112,730.94	$ -
2	$ 26,505.00	$ 8,843.87	$ 57,782.62	$ 112,730.94	$ -
3	$ 26,505.00	$ 8,843.87	$ 57,782.62	$ 112,730.94	$ -
4	$ 26,505.00	$ 8,843.87	$ 57,782.62	$ 112,730.94	$ -
Total Loan non-discounted	$ 106,020.00	$ 35,375.49	$ 231,130.48	$ 450,923.76	$ -
Year 1 Discounted	$ 24,095.45	$ 8,039.88	$ 52,529.65	$ 102,482.67	$ -
Year 2 Discounted	$ 21,904.96	$ 7,308.99	$ 47,754.23	$ 93,166.07	$ -
Year 3 Discounted	$ 19,913.60	$ 6,644.53	$ 43,412.94	$ 84,696.42	$ -
Year 4 Discounted	$ 18,103.27	$ 6,040.48	$ 39,466.31	$ 76,996.75	$ -
Total Loan Discounted	$ 84,017.28	$ 28,033.89	$ 183,163.13	$ 357,341.91	$ -
Note Receivable Discount	$ 22,002.72	$ 7,341.60	$ 47,967.35	$ 93,581.85	$ -
Discount Amortization	$ -	$ 1,073.24	$ 2,177.59	$ 6,227.13	$ 8,031.86

Income taxes were as follows:

	6 Months Ended 6/30/19	6 Months Ended 12/31/19	6 Months Ended 6/30/20	6 Months Ended 12/31/20	6 Months Ended 6/30/21
Income Taxes Paid	$ -	$ -	$ -	$ -	$ -

NOTE 14—SUBSEQUENT EVENTS

Significant subsequent events have been evaluated by management through September 27, 2021, the date which the financial statements were issued. The Company has raised $650,000 in capital since June 30, 2021. Qube Money Premium was available pre-market in January 2021 but officially launched in July of 2021 at which time related development cost amortization began.

NOTE 15—GOING CONCERN

The Company is still in the development stage notwithstanding having launched some of its products for sale to the general public in January of 2021. Since then, sales have grown (July sales nearly doubled in August and August sales are on track to double in September) but are yet insufficient to keep pace with the Company's operating and development plans over the next 12 months. Through June 30, 2021, the Company has relied almost entirely upon private equity funding to finance its operations. The Company is in the process of obtaining Reg CF and Reg D financing in the amount of 4.6M which is expected to be sufficient funds for the next 24 months.